Exhibit 99.1

Dear Shareholders,

During 2006, we underscored our commitment to creating shareholder value with the adoption of high standards of corporate governance and through strategies that have added further dynamism to the Company’s plan for sustainable growth by incorporating greater diversification to ensure that our business continues well balanced.

In spite of the achievements and stellar growth of the past few years, Perdigão needs to advance further, and in the light of this, we have launched a new challenge: the building of the Perdigão of the year 2020. We have outlined our new mission and our values. With the mission of “to be a part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world”, we launched the vision based on the following pillars: “We shall grow and expand our operations globally”; “We shall be the best choice wherever we are, making us a world class company” and “For us at Perdigão, today’s work will make tomorrow’s world better”.

On April 12, 2006, our shares were listed on the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado), becoming the first traditional company in the Brazilian capital markets and the first in the food and beverage sector to adopt these regulations, offering equal rights to our shareholders with diffuse control, a premium on public offerings and protective mechanisms.

The second quarter saw the Company’s start in the dairy-processed products activity with the acquisition of a 51% stake in Batávia S.A., an investment worth R$ 110 million. With this initiative, we strengthened our standing among world food companies, incorporating a new mix into the portfolio of quality foods sold by the Company, not to mention the associated additional synergies captured along the chilled and frozen products chain.

In line with defined growth strategies, in November we concluded a primary offering of the Company’s shares, raising a total of R$ 800 million, resources which are being used for investments in organic growth, strategic acquisitions and for reinforcing our working capital.

Gross sales for the year reached R$ 6.1 billion, driven by growth of more than 20% in the domestic market, but adversely affected by the negative impacts on exports of avian influenza outbreaks in Europe.

In the fourth quarter 2006, gross sales grew 22.4%, 34.3% from growth registered in the domestic market and 7.2% in the export market. This reflected the seasonal spike in demand for traditional year-end products, the incorporation of the dairy-processed product activity, the recovery in consumption and a greater demand from the major importing markets.

Our investment plans for the year continue on track as are our projects for adding value, reducing costs and seeking to generate results. These plans are proceeding apace in spite of the impact of the avian influenza outbreaks in the principal importing countries, associated with a well supplied world market, increased inventory in some importing countries as well as the appreciation in the Real against the US dollar, all factors which influenced the first half 2006 results.

Undoubtedly, we have concluded a stage of important structural transformation and market realizations focused on a new growth cycle and designed to ensure the Company’s economic-financial, social and environmental sustainability. These measures have been instrumental in achieving greater profitability and liquidity for our shareholders allowing us to report an appreciation in our shares above the year’s average for the sector.

(The variations mentioned in this report are comparisons between 2006 and 2005 and the fourth quarter 2006 and the fourth quarter 2005).

OPERATING AND FINANCIAL INDICATORS –  2006 and 4th Quarter 2006

•                  Gross sales were R$ 6.1 billion, a growth of 4.0% for the year and reaching R$ 1.9 billion in the 4th quarter 2006, an increase of 22.4%.

•                  In the domestic market, accumulated sales reported an increase of 20.1%, the highlight being meat products, which grew 12.4% in volume and the addition of dairy-processed product activities from June onwards. During the quarter, sales in the domestic market rose 34.3%, with meat volumes rising by 9.1%.

•                  Export volumes were largely unchanged from 2005, with a growth of 0.7% and total gross sales 13.3% lower, under pressure from industry-specific factors during the year. The final quarter posted an increase of 7.2% in revenues and 13.3% in volume.

•                  Higher value-added products reported total growth of 20.3% in volume and 14.6% in sales for the year and 31.7% and 26.4%, respectively, in volume and sales in the fourth quarter.

•                  Gross profit amounted to R$ 1.3 billion, a 7.9% decrease on 2005. The fourth quarter reported gross profit of R$ 492.5 million, a 24.3% increase.

•                  EBITDA reached R$ 331.2 million during the year, 47% less year-on-year and R$ 163.7 million in the fourth quarter, maintaining the same cash generation for the equivalent period 2005 in absolute terms and indicative of the gradual recovery following the  crisis which hit the industry as a whole.

•                  Net income was R$ 117.3 million, 67.5% less year-on-year, but recording an increase of 2.4% in the final quarter, totaling R$ 111.7 million of net income.

•                  Perdigão’s shares posted an average daily financial volume during the year of US$ 8.4 million, a 102.7% increase, recording a fourth quarter daily trading turnover of US$ 11 million, 61.4% higher.

Highlights - R$ million	4Q06	% Net Sales	4Q05	% Net Sales	% Ch.
Gross Sales	1,908.0	118.3	1,558.6	116.0	22.4
Domestic Market	1,173.4	72.8	873.6	65.0	34.3
Exports	734.6	45.6	685.0	51.0	7.2
Net Sales	1,612.8	100.0	1,343.3	100.0	20.1
Gross Profit	492.5	30.5	396.3	29.5	24.3
EBIT	138.2	8.6	146.4	10.9	(5.6)
Net Income	111.7	6.9	109.1	8.1	2.4
EBITDA	163.7	10.2	163.8	12.2	—
EPS*	0.67		0.82		(17.4)

Highlights - R$ million	2006	% Net Sales	2005	% Net Sales	% Ch.
Gross Sales	6,106.0	117.2	5,873.3	114.2	4.0
Domestic Market	3,644.5	70.0	3,035.8	59.0	20.1
Exports	2,461.4	47.2	2,837.5	55.1	(13.3)
Net Sales	5,209.8	100.0	5,145.2	100.0	1.3
Gross Profit	1,344.1	25.8	1,459.3	28.4	(7.9)
EBIT	191.4	3.7	547.2	10.6	(65.0)
Net Income	117.3	2.3	361.0	7.0	(67.5)
EBITDA	331.2	6.4	623.6	12.1	(46.9)
EPS*	0.71		2.70		(73.8)

*Consolidated earnings per share (in R$), excluding treasury shares. The number of shares of the fourth quarter of

2005 and for the full year 2005 used in this calculation was adjusted to reflect the stock split of April 2006.

SECTORIAL PERFORMANCE

The continued reduction in interest rates, low inflation and growth in incomes all contributed to good domestic market performance, borne out by good sales at the retail level and industrial production in the second half 2006.

The market for poultry meats in regions affected by the avian influenza outbreaks saw a move towards normalization in consumption substantiated by a good 4th quarter export performance.

There was also progress in exports of pork meats, indicating an overall recovery in demand for animal proteins following concerns raised by the sanitary crisis early on in the year.

Exports

Following the robust 4th quarter 2006’s performance with a monthly average of 259,000 tons, chicken meat exports ended the year recording a total volume of 2.71 million tons, and an accumulated average of 226,000 tons/month. With shipments recovering, the performance for the year, which up to the third quarter had accumulated losses of 9.3%, closed only 4.7% below levels for 2005.

Exports of pork meat posted a strong recovery in the fourth quarter, the first period to report a year-on-year improvement in performance, ending the year with 528,000 tons, only 15.5% down on 2005, compared with the end of September when accumulated losses were 21.7%.

It is important to note in this context that with average prices in 2006 5% up on 2005,  revenues from Brazilian pork meat exports ended the year posting a drop of only 11% in the period.

Domestic consumption

Real incomes in 2006 were 4.3% higher year-on-year, substantiating increased food consumption in the domestic market. With increased levels of employment, mass of real wages rose 6.7% over 2005. A stronger Real and restrained inflation served to enhance this scenario of more vigorous demand.

The market for processed products registered excellent growth, in spite of the volume of in-natura poultry products diverted to the domestic market. According to the AC Nielsen survey, growth in the principal product categories was: 14.2% for specialty meats, 7.8%, frozen meats, 19.6%, frozen pastas, 10.6%, frozen pizzas and a 12.2% increase in the consumption of chilled dairy-processed products.

Raw Materials

International Scenario

As indicated in the last report, corn prices reported a rising tendency. In line with forecasts, there was a sharp spike in fourth quarter prices following USDA’s reduction in estimates for the US crop and due to the intense demand for ethanol production in the USA.

While forecasts for world inventory indicated an increase for the next crop season, international soybean prices have also risen on the back of burgeoning corn and wheat quotations, indicating a possible substitution of the area under the oleaginous crop for these grains.

Forecasts for the US 2006/07 soybean crop have been revised down by 500,000 tons to 86.8 million tons, 4.1% more than the preceding crop, although offset by the reduction in exports, and thus maintaining US inventory at high levels.

Domestic Scenario

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen impacted by the international market and export parity.

For the first time in the year, 4th quarter corn prices were above those practiced in the same period in 2005. Nevertheless, in spite of this increase, average prices for the year were 12% down.

In Brazil, the 4th survey of grain planting intentions published in January maintained the 2005/06-corn crop at 41.7 million tons (19% higher than the preceding crop) while increasing the forecasted output for the next crop at 44.7 million tons, confirming a favorable domestic supply situation. Conab (National Supply Council) is estimating year-end 2007 inventory at 5.2 million tons.

Forecasts for the current soybean crop were held at 53.4 million tons, 3.7% more than last year. Conab’s estimates are that next year’s Brazilian soybean crop will be 54.9 million tons, increasing the final inventory for 2007 to 1.8 million tons, higher than estimated for this year.

We are also predicting an increase in the prices of milk – the principal raw material for dairy-processed products, possibly offset by enhancing the mix of processed products.

INVESTMENTS AND PROJECTS

Investments of R$ 510.5 million made in 2006, excluding expenditure on acquisitions, were fundamental not only for generating the capacity needed for continued growth but also enhancing our competitive edge in terms of the operational-logistics structure and for capturing new customers and markets.

In the second half 2006, we announced our debut in dairy-processed product activities with the acquisition of a 51% stake in the capital of Batávia S.A. at a total investment of R$ 110 million. This initiative reflects the implementation of Company strategies for diversifying and adding value to the businesses, the purpose being to reduce the concentration of production, sales and distribution as well as the dilution of risks.

We highlight below the main investments in organic growth during the year: R$ 130.7 million allocated to the new agroindustrial complex under construction in Mineiros-GO, specifically dedicated to turkey production, with startup in operations scheduled for the first quarter 2007; R$ 184 million for new projects, particularly the following industrial units: Rio Verde-GO, Nova Mutum-MT and Capinzal-SC; in addition, a further R$ 195 million was used for improvements and productivity at other industrial units and distribution centers for increasing efficiency gains.

In March 2006, Perdigão began implementing the Matricial Budget as part of the continual improvement in quality and rationalization of expenditures.

In the fourth quarter, Batávia S.A. acquired the assets, production process technology and the rights to the use of the Fruitier brand of desserts worth approximately R$ 2 million for the production of creamy fruit desserts.

Resources for supporting Company investments are raised from own cash flow and BNDES (Brazilian Economic and Social Development Bank) financing, together with funds raised from the primary offering held in November.

OPERATING PERFORMANCE

Production

Poultry slaughtering grew 5.1% during the year and 6.5% in the quarter, despite the adjustment in production during the first half due to the crisis in the sector. Hog slaughtering posted a drop of 1.4% in the year since exports to Russia only resumed in May although there was a growth of 5.2% in slaughtering activity in the final quarter. At the end of 2005, Perdigão began its beef cattle slaughtering activities. A total of 144,900 head of cattle were slaughtered during the year, 38,100 in the fourth quarter – a 296.8% increase compared with the last quarter of 2005.

Output of meat products reported a growth of 5.7% in the year and 6.5% in the last quarter, driven especially by the performance of the poultry and beef cattle activities. During the year, the production of poultry meat products increased 6.5%  and beef/pork meat 4.7%, growth being 6.5% in the quarter. With the recovery in poultry meat consumption in the leading importing markets, we increased our production of one-day chicks by 8.8% in the fourth quarter and 6.0% in the year.

Production	4Q06	4Q05	% Ch.	2006	2005	% Ch.
Poultry Slaughter (million heads)	143.6	134.8	6.5	547.4	520.6	5.1
Hog/ Cattle Slaughter (thousand heads)	956.3	882.3	8.4	3,655.9	3,570.5	2.4
Poultry Meats (thousand tons)	204.8	192.3	6.5	773.4	726.5	6.5
Pork/Beef Meats (thousand tons)	147.0	138.0	6.5	557.2	532.1	4.7
Total Meats (thousand tons)	351.7	330.3	6.5	1,330.6	1,258.6	5.7
Other Processed Products (thousand tons)	7.6	5.8	31.6	27.7	22.4	23.3
Feed and Premix (thousand tons)	865.5	802.8	7.8	3,280.2	3,094.1	6.0
One-day Chicks (million units)	156.2	143.6	8.8	579.8	546.7	6.0

In volume terms, production and sales of dairy processed products are equivalent, and for this reason we show these volumes under domestic market performance.

Domestic Market

In 2006, domestic sales increased 20.1% and were responsible for the larger part of the total operational result. Gross sales were R$ 3.6 billion against R$ 3.0 billion in 2005, 12.3% of which were generated from dairy-processed product sales and consolidated into overall company sales since June.

In the final quarter, sales to the domestic market amounted to R$ 1.2 billion, a 34.3% improvement and reflecting the strong showing of elaborated and processed meats, dairy-processed products and others.

The diversification into the dairy-processed product activity following the acquisition of the Batavo brand and a 51% stake in Empresa Batávia S.A. has successfully added value to the Company’s domestic market business. Additional sales of R$ 446.8 million were posted in the year, R$ 198 million alone in the final quarter of the year.  Accumulated volumes were 162,100 tons, 73,500 tons of milk and 88,700 tons of dairy-processed products, fruit juices and others. In the fourth quarter, volumes amounted to 31,500 tons and dairy-processed products, 40,000 tons.

The meats activity reported sales growth of 8.0% during the year, accounting for 12.4% of increased sales volumes. Elaborated and processed meat products grew 7.5% in volume and 5.8% in sales, highlights being frozen products and specialty meats and responsible for the good domestic market operating performance. In the final quarter, specific seasonal year-end products contributed 10.1% to growth in meat sales, with volumes 9.1% higher. Sales of elaborated and processed products grew 10%, equivalent to a 9.6% increase in volume.

For the year, Perdigão recorded in-natura products 53.1% up in volume terms with sales also rising by 30.8%. This reflected the redirection of exports to the domestic market and also the result of sales of special beef cuts under the Nabrasa brand to the domestic market. In the light of the gradual recovery in in-natura exports, Perdigão was able to report a growth in these commodities of 4.5% in volume and 11.4% in sales for the fourth quarter.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	175.1	160.5	9.1	855.1	776.5	10.1
In-Natura	16.6	15.9	4.5	67.9	61.0	11.4
- Poultry	13.2	13.1	1.2	53.6	51.5	4.1
- Pork/Beef	3.4	2.8	19.7	14.3	9.5	51.3
Elaborated/Processed (meats)	158.5	144.6	9.6	787.2	715.6	10.0
DAIRY PRODUCTS	71.6	—	—	195.8	—	—
- Milk	31.5	—	—	51.8	—	—
- Dairy Products/ Juice/ Others	40.0	—	—	143.9	—	—
Other Processed	8.9	6.3	41.4	64.6	47.6	35.6
Soybean Products/ Others	17.1	14.6	17.3	57.9	49.5	17.1
TOTAL	272.7	181.3	50.4	1,173.4	873.6	34.3

PROCESSED	207.5	150.9	37.5	995.7	763.2	30.5
% total sales	76.1	83.2		84.9	87.4

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	620.2	551.8	12.4	2,762.4	2,557.7	8.0
In-Natura	90.7	59.2	53.1	294.4	225.1	30.8
- Poultry	72.8	49.3	47.8	225.7	186.3	21.2
- Pork/Beef	17.9	10.0	79.5	68.7	38.8	76.9
Elaborated/Processed (meats)	529.5	492.5	7.5	2,468.0	2,332.6	5.8
DAIRY PRODUCTS	162.1	—	—	441.7	—	—
- Milk	73.5	—	—	122.0	—	—
- Dairy Products/ Juice/ Others	88.7	—	—	319.7	—	—
Others Processed	33.8	25.2	34.4	244.3	192.7	26.7
Soybean Products/ Others	65.6	119.9	(45.3)	196.2	285.4	(31.3)
TOTAL	881.8	696.8	26.5	3,644.5	3,035.8	20.1

PROCESSED	652.0	517.7	25.9	3,032.0	2,525.3	20.1
% total sales	73.9	74.3		83.2	83.2

Despite the improvement in product mix, due to oversupply of commodities in the domestic market, average meat prices fell 4.5% during 2006, although remaining stable in the fourth quarter of 2006. Average costs also dropped by 5%, with a 2.7% fall in the final quarter alone, in spite of the increase in the prices of principal inputs.

Other processed products which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 34.4% in volume and 26.7% in sales during the year and 41.4% and 35.6% in the quarter, respectively, the highlight being the performance of the margarine line.

In 2006, 30 new Perdigão-branded products were launched, mainly the lasagna lines, pizzas (including the pepperoni and mozzarella and ham and cheese quickpizzas), cheese bread, sausages, hamburgers, chester®, pâté, as well as products such as rock dog®, hot wings. Eleven products were launched under the Batavo brand for the specialty, pizza and vegetable lines, in addition to more than 45 new dairy processed and fruit juice products for the following major lines: Naturis Soja – chocolate flavored drinks: aromatics – choco milk; fruit juices; functional – bio fibers with various flavors; light – yogurts; besides the grocery line – cream custard and sauces.

The institutional campaign for disseminating the Perdigão brand, and launched nationwide under the “Perdigão. Everybody loves it” theme, represented investments of R$ 30 million, the focus being on the Company’s trajectory of growth and development over the past few years based on the following pillars: continuous growth, quality of the products, portfolio diversity, and new product launches as well as exports.

The following graph shows the Company’s market share of chilled and frozen processed products, including: specialty and frozen meats, pastas, pizzas and dairy-processed products.

Source: AC Nielsen

*Dairy-Processed Products – 51% stake acquired in Batávia (Dairy-Processed Products) in June 2006.

Distribution Channels (in revenues)

Exports

During the second half, we experienced a gradual recovery in exports as consumption improved, especially in Europe and the Middle East. This, combined with the downsizing of international inventories and an improved supply situation, contributed to better export performance, significantly impacted by the avian influenza outbreaks in the first half.

Exports totaled R$ 2.5 billion in the year, 13.3% less than in 2005 but 7.2% up on the 4th   quarter 2005 with sales revenue  of R$ 734.6 million. In addition to the crisis in the international poultry market, other factors also contributed to adversely impacting exports. These included the appreciation of the Real in the foreign exchange market, the Russian ban on Brazilian pork meat imports, lifted only in May, the reduction of Latin American imports of specialty products and the delay in reestablishing import business with countries such as Japan.

Perdigão exported 695,500 tons of meat during the year, in volume terms flat in relation to 2005 (0.7% higher). In-natura product volumes of poultry meats grew 0.9%, beef contributing 17,500 tons, while pork meat exports recorded a 9.9% decline. Export revenues for the year were down by 14.5% for in-natura products. Elaborated and processed products posted a fall of 4.2% in volume and 8.2% in export revenues due to falling sales of specialty products.

With exports recovering, the final quarter posted meat sales of 195,800 tons, 13.3% higher, in-natura products growing 15% in volume and 7.2% in revenues on the back of beef and poultry cuts while elaborated/processed products were up 6% and 7.6%, respectively.

	Tons (thousand)			Sales (R$ million)
Exports	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	195.8	172.8	13.3	732.9	683.0	7.3
In-Natura	160.5	139.5	15.0	560.2	522.5	7.2
- Poultry	125.4	109.7	14.4	398.3	392.1	1.6
- Pork/Beef	35.1	29.9	17.5	161.9	130.4	24.1
Elaborated/Processed (meats)	35.3	33.3	6.0	172.7	160.5	7.6
Other Processed	0.3	0.4	(14.5)	1.7	2.0	(14.8)
TOTAL	196.1	173.2	13.2	734.6	685.0	7.2

PROCESSED	35.6	33.7	5.7	174.4	162.5	7.3
% total sales	18.2	19.4		23.7	23.7

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	695.5	691.0	0.7	2,457.1	2,830.4	(13.2)
In-Natura	583.2	573.7	1.6	1,907.3	2,231.7	(14.5)
- Poultry	457.4	453.5	0.9	1,338.3	1,653.0	(19.0)
- Pork/Beef	125.8	120.2	4.6	569.1	578.7	(1.7)
Elaborated/Processed (meats)	112.4	117.3	(4.2)	549.7	598.7	(8.2)
Other Processed	0.8	1.0	(12.8)	4.3	5.4	(19.9)
TOTAL	696.4	692.2	0.6	2,461.4	2,837.5	(13.3)

PROCESSED	113.2	118.3	(4.3)	554.1	604.1	(8.3)
% total sales	16.3	17.1		22.5	21.3

Average prices recovered during the quarter in relation to the third quarter, growing 7.7% in US dollars-FOB (Free on Board). Although average prices practiced in the second half reported a significant improvement, they still remained 13.7% down in Reais for the year and 5.3% less for the final quarter compared with the same period in 2005, considering the impact of the Real’s appreciation against the US dollar of 10.1%  and  5.2%, respectively for the year and the quarter. The fall in average costs of 7.3% for the year and 4.9% in the last quarter that partially offset the impact on margins from the pressure on sales to this market.

Perdigão reported the following performance in its main overseas markets:

•                              Europe – With volumes 4.9% higher but sales 12.2% down, this region, together with the Middle East, proved to be one of the markets where consumption was very affected by the avian influenza outbreaks. However, there was a gradual recovery in prices and demand as from the second half. The reduction of taxes on salty products in the European market since the third quarter contributed to an improvement in results. In the fourth quarter, sales revenue rose 10.9%  and volumes, 19.8%.

•                              Middle East – This market reported a good recovery in prices from August, also due to the opening of the Egyptian market to Brazilian exports. There was an increase of 4.4% in volume against a 2% fall in revenues for the year while volume and sales were higher at 14.1% and 22.4%, respectively in the fourth quarter – particularly benefited by the spike in traditional purchases in the period preparatory to the Hajj (the pilgrimage by Moslems from throughout the world to the sacred city of Mecca).

•                              Far East – Volumes were 2.6% higher for the year and 10.1% up in the final quarter, while sales revenue was down 15.7% and 9.8% for the two periods respectively, due to excess inventories of poultry meat and low prices in the Japanese market. Sales revenue also came under pressure as a result of average pork meat prices, which were squeezed by the partial Russian trade ban;

•                              Eurasia – Registered a decline of 20.8% in volume and 29.2% in export revenues due to the Russian trade ban on imports of pork meat from Brazil, with the exception of exports from the state of Rio Grande do Sul. In the final quarter, there was a decline of 8.5% and 9.1% in volume and revenues, respectively although average prices reported a good improvement compared with the fourth quarter 2005, due to the addition of processed products to the sales mix.

•                              Africa, the Americas and Other Countries – These markets registered growth of 22.0% in volume and 15.9% in export revenues for the year and 45.1% in volume and 66.8% in revenues for the final quarter, principally the result of market and product diversification, including exports of processed products to Argentina and Chile.

EXPORTS BY REGION

(% net sales)

The European Union has introduced import quotas on the following Brazilian products: salted chicken breast, elaborated turkey breast and processed chicken. These quotas will come into effect from April 2007. Brazil will have the main participation in these quotas. The quotas establish lower import tariffs, the import of the same products and others still being permitted at traditional import tariffs for in natura products.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the year with net sales of R$ 5.2 billion, 1.3% higher, thanks to the performance of meat sales to the domestic market and the addition of dairy-processed products, the latter, in the fourth quarter of 2006, representing 31% of total sales. Net sales for the quarter at R$ 1.6 billion reported growth of 20.1%.

Net sales in relation to gross sales showed a lower revenue due to the higher percentage of sales to the domestic market with the associated generation of taxes such as ICMS, PIS and COFINS, combined with the increase in discounting both for the year as a whole as well as the quarter.

DS – Domestic Sales

E – Exports

Sales of elaborated/processed products rose to 53.8% of net sales against 48.4%  and 56.3% against 54.3%, for the year and the last quarter 2006, respectively.

The Company reported growth during the year of 14.6% in sales and  20.3% in volume and an increase in the fourth quarter of 26.4% in sales and 31.7% in volume driven by processed and elaborated meats, pasta products, pizzas, margarines and the added value of dairy-processed products.

Cost of Sales

The cost of the main raw materials (corn, soybeans and hogs) all fell during the year, contributing to partially offsetting the negative impacts on the sales front as well as cost pressures on the acquisition of production from third parties and to order (Jataí and

Cachoeira Alta-GO), processes already incorporated into the Company’s activities but still undergoing adjustments and improvements. Cost of sales accounted for 74.2% against 71.6% of net sales, an increase of 4.9% for the year.

In the fourth quarter, spiraling prices of the principal agricultural commodities – corn and soybeans – in the international market - CBOT, fed through to an increase in grain prices in Brazil as well. This produced an increase in costs of these raw materials, principally in relation to the third quarter. Nevertheless, due to the increased value added nature of the Company’s activities, notably the incorporation of the dairy-processed product and beef activities, grain costs as a percentage of the total cost of sales actually fell.

Production costs were influenced by the need to hire additional manpower for Company growth projects as well as the results of annual wage agreements negotiated during the course of the year.

Gross Margin and Gross Profit

Despite the sharp impact of trading conditions on exports, particularly in the first half, the gross margin for the year was 25.8% against 28.4% for 2005, corresponding to a gross profit of R$ 1.3 billion, a year-on-year decline of 7.9%.

For the quarter, we were able to report a 100 basis points improvement in gross margin from 29.5% to 30.5%, corresponding to a gross profit of R$ 492.5 million, a 24.3% improvement. Good domestic market performance, a partial recovery in exports  and an enhanced product mix, all contributed to the gradual improvement in margins.

Operating Expenses

Operating expenses were 22.1% of net sales against 17.7% and increasing 26.4% in the year and 41.8% in the fourth quarter. This item was principally impacted by variable expenses such as: freight – also due to more sales being transacted on a cost and freight basis; warehousing, including the greater frequency and regularity with which dairy-processed products have to be distributed; an increase in the labor force and payroll overheads, and company investments in advertising and marketing. Furthermore, weaker export revenue for the year contributed to the increase in the relative participation of operating expenses as a percentage of net sales.

Perdigão’s administrative expenses were affected by the outsourcing of the information technology data center to IBM. In addition, the Company intensified training courses while the consolidation of the Batávia acquisition also contributed to the increase in these expenses.

Operating Income and Margin

The operating income for the year was 3.7% against 10.6% in 2005,  reflecting the unfavorable international scenario for the poultry sector with lower sales and prices combined with the appreciation of the Real against the US dollar and the increase in certain market driven costs and expenses. Operating income before financial expenses amounted to R$ 191.4 million, a fall of 65% over the year.

There was a significant jump in operating margin from 3.5% in the third quarter to 8.6% in the fourth, an improvement of 510 basis points, due to the gradual recovery in business, the domestic market posting a good performance and exports bringing supply into equilibrium with demand. Despite this improvement, the fourth quarter still failed to match the operating margin for the same period in 2005 of 10.9%, when a good sales performance and lower expenses were responsible for driving performance. Final quarter operating income before financial expenses was R$ 138.2 million, 5.6% lower.

Financial Results

The increase of 56.3% in financial expenses was principally due to the need to ramp up net debt until October 2006 for funding capital expenditures and the acquisition (in June) of Batávia S.A.’s dairy processed products division with a 51% stake in the company. Perdigão also required additional working capital to offset reduced cash generation, especially in the first half.

With the proceeds from the primary share offering of approximately R$ 800 million, concluded on November 1, 2006, the Company was able to significantly reduce its net debt. The financial expenses arising from the placement, management, fees and other overheads related to the offering were appropriated in the fourth quarter figures,  reflecting the increase of 233.2% in financial expenses.

The Company ended the year with a net debt of R$ 633.5 million, 17.2% and 50.8% lower, respectively than December 31, 2005 and September 30, 2006.

Debt	On Dec 31, 2006		On Dec 31, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	228.2	274.6	502.8	382.8	31.3
Foreign Currency	318.8	1,012.5	1,331.3	1,291.2	3.1
Gross Debt	547.0	1,287.1	1,834.1	1,674.0	9.6
Cash Investments
Local Currency	956.6	—	956.6	169.0	466.2
Foreign Currency	163.9	80.0	243.9	740.4	(67.1)
Total Cash Investments	1,120.5	80.0	1,200.5	909.3	32.0
Net Accounting Debt	(573.5)	1,207.0	633.5	764.7	(17.2)
Exchange Rate Exposure - US$ million			(111.4)	(84.8)	—

Although, negative aspects of the trading environment impacted operating cash flow for the year, the net debt/EBITDA was 1.9 times supported by resources from the primary share issue allocated to funding the Company’s various growth projects in progress.

Net Income and Net Margin

The Company was able to report improved results for the final quarter as compared with the preceding quarter and the same period in 2005. This improvement reflects better market conditions with the lower impact of earlier avian influenza outbreaks, especially in the first half. Net income reached R$ 111.7 million, 421.1% more than the third quarter and 2.4% more than the previous year and representing a net margin of 6.9% against 8.1% for the same quarter in 2005.

As previously announced, the Company obtained a favorable ruling – against which there is no right of appeal - on the question of the Summer Plan’s understating of inflation. The gain in question, amounting to R$ 48 million, has been appropriated to Perdigão’s fourth quarter’s income tax and financial revenues accounts.

In spite of its best efforts during the year, it was not possible to fully recover from the adverse impacts arising from the worldwide crisis in the poultry industry, reporting an accumulated net income of R$ 117.3 million, 67.5% lower than 2005, corresponding to a net margin of 2.3% against 7.0% in the preceding fiscal year.

EBITDA

In the light of the foregoing, the operating performance as measured by EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 331.2 million for the year, a decrease of 46.9%, representing a 6.4% EBITDA margin against 12.1% for 2005. In the fourth quarter, the EBITDA margin was 10.2% against 12.2%, equivalent to R$ 163.7 million, the same level as the preceding year in absolute terms. It is important to note in this context that the consolidation of the dairy-processed product and beef businesses tend to reduce operating margins due to the specific nature of each activity. Conversely, both these businesses demand lesser amounts of working capital than the Company’s traditional core activities.

EBITDA	4th Quarter			YTD
R$ Million	2006	2005	% Ch.	2006	2005	% Ch.
Net Income	111.7	109.1	2.4	117.3	361.0	(67.5)
Income tax and social contribution	(55.8)	4.4	—	(61.6)	62.5	—
Net financial	66.7	20.0	233.2	129.3	82.7	56.3
Depreciation and depletion	32.9	25.7	27.9	117.6	98.8	19.0
Amortization	8.3	4.7	78.1	28.6	18.5	54.2
EBITDA	163.7	163.8	(0.0)	331.2	623.6	(46.9)

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 2.1 billion, against R$ 1.2 billion on December 31, 2005, 72.1% more than for the accumulated amount for the preceding year, with the paying in of the capital increase through a share subscription in November 2006 worth R$ 800 million. The return on shareholders’ equity was 9.6% for the year.

Shareholder Remuneration

Shareholder remuneration of R$ 35.2 million was approved, corresponding to

R$ 0.21250896 per share to be paid on February 27, 2007. Distribution has been approved as follows: R$ 31.5 million as interest on shareholders’ equity according to the meeting of the Board of Directors held on December 21, 2006 and R$ 3.7 million in dividends approved on February 14, 2007.

Intangible Assets

While representing non-measurable capital, our intangible assets figure among our principal competitive differentials and are highly prized by our stakeholders. Among the principal assets are: the institutional image, our brand names: Perdigão, Perdix, Batavo, Chester®, Apreciatta, Borella, Halal, Turma da Mônica, Sulina, Toque de Sabor, Light & Elegant, Escolha Saudável, Confidence, Fazenda, Confiança and Unef, our human capital, management policy and instruments, the technological and environmental processes, and the Company’s ever present competence and innovation.

Risk Management

Perdigão adopts a management model which focuses on results, on meeting the expectations of the worldwide consumer, on the importance of the intangible assets, on business management and sustainability and on the management of the risks of its business (See explanatory note 17).

STOCK MARKET

Financial trading volume increased 103% during the year and 61.4% in the fourth quarter of 2006, reaching a daily average of US$ 8.4 million and US$ 11 million, respectively, based on the transactions executed on the Bovespa and NYSE.

Both shares and ADRs outperformed the principal Bovespa and Dow Jones stock indexes in the quarter, reflecting the improved showing of the Company and the excellence of the corporate governance policy implemented.  During the year, performance could have been better had it not been for the impact of adverse trading conditions specific to the food industry.

PRGA	4Q06	4Q05	2006	2005
Share Price - R$ *	29.98	26.30	29.98	26.30
Traded Shares (Volume)	46.2 million	36.9 million	156.2 million	110.4 million
Performance	35.2%	1.7%	14.0%	37.7%
Bovespa Index	22.0%	5.9%	32.9%	27.7%
IGC (Brazil Corp. Gov. Index)	23.6%	11.8%	41.3%	43.8%
ISE (Corp. Sustainability Index)	20.3%	—	37.8%	—

PDA	4Q06	4Q05	2006	2005
Share Price - US$ *	27.57	22.77	27.57	22.77
Traded ADRs (Volume)	4.4 million	2.7 million	15.3 million	7.8 million
Performance	36.3%	(2.1)%	21.1%	54.6%
Dow Jones Index	6.7%	1.4%	16.3%	(0.6)%

* Closing Price

Trading volume in shares grew 41.4% for the year and 25.2% in the fourth quarter while the Company’s ADRs were up by 96.1% for the year and 63% in the quarter. Trading volume accounted for 50.9% of all Brazilian food sector transactions on the Bovespa leading the operations for the industry and 41.4% of ADRs on the NYSE.

Investors reacted positively to the important decisions taken to improve standards of corporate governance and this was reflected in the company’s market capitalization that totaled R$ 4.9 billion for the year, the highest market value and the best performance relative to the sector in Brazil as a whole.

The following graphs show the performance during the year:

SOCIAL BALANCE

Perdigão permanently allocates human, technical and financial resources toward providing a safe, equitable and dignified working environment as well as contributing to the development of the communities by strengthening social organizations and promoting better opportunities for education.

In terms of job creation, Perdigão offered 3,500 new vacancies during the year, the Company’s payroll totaling 39,048 on December 31, 2006, a 9.8% increase. The additional labor was largely allocated to the industrial units for increasing production to meet growing market demand. The commercial areas, both domestic and international, as well as the administrative area also hired additional manpower.

Main Indicators	12.31.2006	12.31.2005	% Ch.
Number of Employees	39,048	35,556	9.8
Net Sales per Employee/year - R$ thousands	133.4	144.7	(7.8)
Productivity per Employee (tons/year)	39.7	36.1	10.0

Fringe benefits and social programs accounted for R$ 107.1 million, a 24.8% increase and allocated to the principal programs: housing, education, healthcare, training and development – including the Perdigão Academy, designed to prepare high performance teams and increase the skills of the professionals aligned to the growth of the organization, private pension plan, nutrition, transportation, occupational safety and participative management. In addition to the in-house programs, we also play a role as social catalyst by supporting and contributing to various programs, among which are the following: Volunteer Worker, Citizen Action, Quitting Smoking Together, Perdigão Social Action, Semear Project, Youth and Adult Training Program, Sports, Donations and the Atende Project.

Company initiatives in the environmental area have been rewarded with numerous awards from well-known institutions in recognition for the care and conservation of the environment. Perdigão shoulders its environmental responsibility with programs that go well beyond mere compliance with the regulations through the development of projects for saving energy, atmospheric emissions and the conservation of non-renewable natural resources, as well as promoting initiatives for the environmental education of the population in the regions where the Company is present. During the year, environmental investments were increased by 178.7% reaching R$  24.7 million.

Accumulated valued-added was R$ 1.8 billion, 4.0% less than in 2005.

Perdigão is in the final stages of implementing a restructuring of its management model. The Company will cease to be managed by areas, instead, adopting the concept of Business Units. The purpose of the change is to strengthen the Company’s current activities and upgrade its responsiveness in identifying new opportunities, enhancing the focus on sustainable development of operations and on results.

COPORATE GOVERNANCE

New Market

On March 8, 2006, we held a general shareholders’ meeting at which 70% of the total capital stock was represented, unanimously approving the conversion of preferred to common shares on a one to one basis, including a 200% stock split, with the issue of two new shares for each existing share and the Company’s listing on Bovespa’s New Market.

Perdigão listed on the New Market on April 12, 2006, the objective being to improve corporate governance standards, equalization of rights granted by the Company’s shares, greater visibility, transparency and liquidity for shareholders and investors, as well as providing an ongoing base for sustainable growth and the perpetuation of the business. Perdigão thus became the first traditional company with a New Market Bovespa listing and the first in the food and beverage sector to adhere to this regulations.

Despite the unfavorable trading conditions for the sector in the period, the capital markets have already attributed a better fair price to the Company’s shares, rewarding it for its high standards of corporate governance: diffuse control, equal rights, premium on public offerings and protective mechanisms.

Public Offering

In July, Sadia S.A., our principal competitor, announced a primary offering to acquire 100% of the shares of our capital stock at a price of R$ 27.88 per share. This bid was subject to various conditions. Perdigão published a material fact announcing that the offerer had failed to comply with article 37 of the Bylaws, at the same time notifying that the Company had received declarations rejecting the offer from shareholders representing 55.4% of the capital stock. Sadia subsequently increased its price to R$ 29.00 per share, the other conditions remaining unchanged. The offer was again rejected. The Brazilian Securities and Exchange Commission (CVM) then published a communiqué announcing the offer as null and void and Sadia decided not to proceed further with its bid.

Funding – Primary Offering

Perdigão raised R$ 800 million through a primary offering, issuing 32 million new shares at a price of R$ 25.00 per share, the ratification and paying in of these resources taking place on November 1, 2006. The resources raised from this offering are being allocated to the expansion of the meats business (poultry, hogs and beef cattle), dairy-processed products and new product lines such as margarines.

Shareholders’ Composition

Capital Stock: R$ 1.6 billion

Number of Common Shares: 165,957,152

Base: 12.31.06

Awards and Highlights

The Exame 2006-2007 Yearbook of Agribusiness – a publication that covers the full  Brazilian agribusiness panorama - elected Perdigão as the best company in the meat sector. The Getúlio Vargas Foundation (FGV) analyzed 400 companies, evaluating economic-financial performance, social responsibility policies and innovative actions in the market in which they operate.

According to a study by the US consultancy, Boston Consulting Group (BDG), Perdigão is one of a group of 12 Brazilian companies that represent a challenge to the global leaders.

In the light of the excellent performance in terms of financial volume traded on the Bovespa following the Company’s New Market listing, as from May 2, 2006, Perdigão became a component of the Bovespa Stock Index’s (IBOVESPA) principal portfolio, as well as being classified again as the only company in the sector to be included in Bovespa’s Corporate Sustainability Index – ISE.

Consultancy Fees

No consultancy fees were paid to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the external audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

Internal Controls

In order to adjust our internal controls to the requirements of the Sarbanes Oxley Act (Sections 302 and 304), we have implemented the risk management model, including the survey of the key processes and their respective regulations.

OUTLOOK

The scenario for 2007 is promising. The prospects indicate a further improvement in purchasing power and employment and feeding through to an increase in consumer incomes, which should continue contributing to good domestic market performance. In the international market, the outlook is for a growing demand in the major importing markets, thus benefiting Brazilian exports. Our forecasts for 2007 are:

•                  Growth of more than 10% in total sales volume of meats and other processed (chilled) products, approximately 7% to the domestic market and more than 15% in export volume;

•                  Increase of approximately 12% for dairy-product volume;

•                  Capex of approximately R$ 460 million.

We believe that Perdigão has the potential for a better year in 2007 than in 2006. We have set out the Company’s long-term Business Plan based on well-defined assumptions, structuring our businesses focused on core markets, customers and on production and diversified distribution. We reaffirm our commitment to creating investor value combined with economic-financial, social and environmental sustainability.

Finally, our thanks go to the more than 15 thousand shareholders for their confidence, support and the credibility entrusted in us; to the more than 39 thousand employees for their efforts in the quest to achieve results; to our customers and suppliers, to the communities where we operate, to the capital markets’ entities and all those that contribute to the Company’s development.

São Paulo, February 2007.

Eggon João da Silva	Nildemar Secches
Chairman	Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

DECEMBER 31, 2006 AND 2005

(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	4,829,416	3,625,071
CURRENT ASSETS	2,845,033	2,188,607
NONCURRENT ASSETS	238,705	220,294
PERMANENT	1,745,678	1,216,170
Investments	19,813	15,616
Property, Plant and Equipment	1,570,342	1,106,726
Deferred Charges	155,523	93,828

LIABILITIES AND SHAREHOLDERS’ EQUITY	4,829,416	3,625,071
CURRENT LIABILITIES	1,251,553	1,129,910
LONG TERM LIABILITIES	1,433,981	1,272,366
MINORITY INTEREST	39,010	—
SHAREHOLDERS’ EQUITY	2,104,872	1,222,795
Capital Stock Restated	1,600,000	800,000
Reserves	504,872	422,795

INCOME STATEMENT

	4Q06	4Q05	% Ch.	2006	2005	% Ch.
GROSS SALES	1,908,029	1,558,617	22.4	6,105,961	5,873,297	4.0
Domestic Sales	1,173,398	873,619	34.3	3,644,548	3,035,826	20.1
Exports	734,631	684,998	7.2	2,461,413	2,837,471	(13.3)
Sales Deductions	(295,246)	(215,271)	37.2	(896,203)	(728,121)	23.1
NET SALES	1,612,783	1,343,346	20.1	5,209,758	5,145,176	1.3
Cost of Sales	(1,120,316)	(947,064)	18.3	(3,865,660)	(3,685,910)	4.9
GROSS PROFIT	492,467	396,282	24.3	1,344,098	1,459,266	(7.9)
Operating Expenses	(354,306)	(249,902)	41.8	(1,152,686)	(912,046)	26.4
OPERATING INCOME BEFORE FINANCIAL EXPENSES	138,161	146,380	(5.6)	191,412	547,220	(65.0)
Financial Expenses, net	(66,663)	(20,004)	233.2	(129,327)	(82,726)	56.3
Other Operating Results	2,203	(1,077)	—	18,417	(8,911)	—
INCOME FROM OPERATIONS	73,701	125,299	(41.2)	80,502	455,583	(82.3)
Nonoperating Income	(3,131)	(3,173)	(1.3)	(6,177)	(4,457)	38.6
INCOME BEFORE TAXES	70,570	122,126	(42.2)	74,325	451,126	(83.5)
Income Tax and Social Contribution	55,812	(4,358)	—	61,559	(62,528)	—
Employees / Management Profit Sharing	(11,440)	(8,718)	31.2	(11,510)	(27,634)	(58.3)
Minority Interest	(3,226)	—	—	(7,121)	—	—
NET INCOME	111,716	109,050	2.4	117,253	360,964	(67.5)
EBITDA	163,745	163,783	(0.0)	331,169	623,561	(46.9)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.